					Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended	Years Ended
	September 30,	December 31,
	2015	2014	2013	2012	2011	2010
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$326,528	$325,955	$517,015	$505,478	$282,237	$26,217
AFUDC - equity	(8,235)	(7,002)	(15,930)	(25,469)	(32,430)	(12,677)
AFUDC - debt	(6,684)	(5,611)	(11,261)	(22,216)	(29,949)	(14,157)
Total	$311,609	$313,342	$489,824	$457,793	$219,858	$(617)
Fixed charges:
Interest expense	$252,785	$264,926	$261,377	$247,013	$231,416	$235,011
Other interest	8,235	7,002	15,930	25,469	32,430	12,677
Portion of rentals representative of the interest factor	9,907	10,732	10,257	10,251	8,767	5,391
Total	$270,927	$282,660	$287,564	$282,733	$272,613	$253,079
Earnings available for combined fixed charges	$582,536	$596,002	$777,388	$740,526	$492,471	$252,462

Ratio of Earnings to Fixed Charges	2.15x	2.11x	2.70x	2.62x	1.81x	1.00x